Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER

2013 RESULTS

MONTERREY, MEXICO, JULY 25, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$4.0 billion during the second quarter of 2013, an increase of 4% versus the comparable period in 2012. Operating EBITDA increased by 4% during the quarter to US$730 million versus the same period in 2012. Adjusting for the higher number of business days in our operations during the quarter, consolidated net sales improved by 2% and operating EBITDA increased 2% versus the same period last year.

CEMEX’s Consolidated Second-Quarter 2013 Financial and Operational Highlights

•	The increase in consolidated net sales was due mainly to higher prices of our products in local currency terms and higher volumes in most of our regions.

•	Operating earnings before other expenses, net, during the second quarter increased by 24%, to US$451 million.

•	Operating EBITDA grew during the quarter by 4% and, adjusting for the higher number of business days in our operations during the quarter, increased by 2%.

•	Operating EBITDA margin during the quarter reached 18.2%, remaining flat on a year-over-year basis.

•	Free cash flow after maintenance capital expenditures for the quarter was negative US$86 million, compared with US$21 million during the same quarter of 2012.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased to report that this is the eighth consecutive quarter with year-over-year improvement in EBITDA. We also saw an increase in our consolidated prices in local-currency terms for cement, ready mix and aggregates during the quarter. On the cost side, our alternative fuel substitution initiatives remain a very high priority. On a consolidated basis, our alternative fuel utilization reached 28% during the quarter. In addition, we are implementing targeted cost-reduction initiatives in Mexico and Northern Europe which we expect will result in savings of about US$100 million during the second half of 2013.”

Consolidated Corporate Results

During the second quarter of 2013, controlling interest net income was a loss of US$152 million, an improvement over a loss of US$187 million during the same period last year.

Total debt plus perpetual notes decreased by US$51 million during the quarter.

Geographical Markets Second-Quarter 2013 Highlights

Net sales in our operations in Mexico increased 2% in the second quarter of 2013 to US$847 million, compared with US$833 million in the second quarter of 2012. Operating EBITDA decreased 17% to US$250 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$868 million in the second quarter of 2013, up 9% from the same period in 2012. Operating EBITDA increased to US$80 million in the quarter, versus US$27 million in the same quarter of 2012.

In Northern Europe, net sales for the second quarter of 2013 decreased 1% to US$1,088 million, compared with US$1,100 million in the second quarter of 2012. Operating EBITDA was US$108 million for the quarter, 11% lower than the same period last year.

Second-quarter net sales in the Mediterranean region were US$400 million, 4% higher compared with US$384 million during the second quarter of 2012. Operating EBITDA decreased 2% to US$94 million for the quarter versus the comparable period in 2012.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$561 million during the second quarter of 2013, representing an increase of 6% over the same period of 2012. Operating EBITDA increased 12% to US$211 million in the second quarter of 2013, from US$189 million in the second quarter of 2012.

Operations in Asia reported a 14% increase in net sales for the second quarter of 2013, to US$162 million, versus the second quarter of 2012, and operating EBITDA for the quarter was US$38 million, up 29% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.